SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of August, 2004

Bennett Environmental Inc.

(Translation of registrant’s name into English)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

     Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☐

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc. (Registrant)

Date: September 1, 2004	By:	/s/ Al Bulckaert [Print] Name: Al Bulckaert Title: Chief Executive Officer

For Immediate Release

BENNETT ENVIRONMENTAL ANNOUNCES BOARD CHANGES

Oakville, Ontario, August 26, 2004 — Bennett Environmental Inc. today announced the resignation of John Bennett as Chairman of the Board. Mr. Bennett wishes to reduce his workload and spend more time with his family. He will remain a Director of the Company.

David Williams has succeeded Mr. Bennett as Chairman. Mr. Williams, a Director of the Corporation since 2002, has also been Chair of the Audit Committee. David Williams is President of Roxborough Holdings Ltd., a private investment company and has extensive experience in the Canadian investment community.

Bennett Environmental was founded by John Bennett in 1992. Since that time, Bennett Environmental has become a leading provider of thermal treatment services for the remediation of contaminated soil in North America.

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact Al Bulckaert at the Oakville office (905-339-1540).

Bennett Environmental Press Release	Page 1 of 1 PR 156 – 2004 08 26